Viceroy Exploration Ltd.

Notice Pursuant to Part 4.3 (3) of
National Instrument 51-102
Continuous Disclosure Obligations

The 2004 Nine Month Report of Viceroy Exploration Ltd. filed for the nine months ended September 30, 2004 has not been reviewed by its auditor, PricewaterhouseCoopers, in accordance with the standards for a review of interim financial statements as set out in the Handbook published by the Institute of Chartered Accounts, Canada.

Date: November 9, 2004

"Robert V. Matthews"
Robert V. Matthews Chairman Audit Committee Viceroy Exploration Ltd.